UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 2, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Blockbuster Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1201 Elm Street

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75270

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2010 (the “Petition Date”) by Blockbuster, Inc. (the “Company”), the Company and certain of its domestic affiliates filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on September 23, 2010 (the “Bankruptcy Filing”).

When the Company commenced the Bankruptcy Filing, it had a reasonable expectation of reorganizing and pursuing its business plan upon emergence from bankruptcy. Due to subsequent developments, the Company no longer has that expectation and is pursuing a sale of substantially all of its assets under Section 363 of the U.S. Bankruptcy Code (“Section 363”), as disclosed in the Current Report on Form 8-K filed on February 25, 2011. On March 10, 2011, the Bankruptcy Court authorized the Company to conduct an auction process for its assets in accordance with Section 363. The Bankruptcy Court set a deadline of March 31, 2011 for qualifying bids to be made by prospective buyers under Section 363. The Bankruptcy Court also set an auction date of April 4, 2011 and a hearing date of April 7, 2011, for the Bankruptcy Court to approve the sale of the Company under Section 363.

The unique nature of the Company’s bankruptcy process has had a significant impact on its ability to prepare its Annual Report on Form 10-K (the “10-K”) for the fiscal year ended January 2, 2011. The bankruptcy process has resulted in severe attrition of personnel since the Petition Date. Additionally, the Bankruptcy Court’s approval of the Section 363 sale process has resulted in a significant diversion of the Company’s resources to prepare for due diligence activities during the short time period available for prospective bidders to evaluate the Company, which has further restricted the Company’s ability to prepare its 10-K.

Furthermore, in order to provide investors with the most current update on the status of the Bankruptcy Filing, including the results of the Section 363 sale, the Company has determined that it is unable to file the 10-K within the prescribed time period without unreasonable effort and expense.

Additionally, please note that Blockbuster has a pending submission to the SEC Staff requesting Staff confirmation of the Company’s eligibility to follow the modified Exchange Act reporting provided for in Staff Legal Bulletin No. 2 which, if successful, would eliminate the Company’s obligation to file the subject Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce Lewis, Senior Vice President and Controller	(214)	854-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a significant change in results of operations from the corresponding period for the last fiscal year primarily related to the impact of increased industry competition and fragmentation, as well as the impact of the Company’s Bankruptcy Filing. These factors raise substantial doubt about our ability to continue as a going concern.

Based on the Company’s unaudited, preliminary results, the Company’s results of operations for fiscal 2010 have changed significantly as compared with fiscal 2009 as discussed below.

•

Revenues decreased by $810 million, or 20.0%, from $4.1 billion to $3.2 billion, primarily due to declining same-store comparable sales, a reduction of the number of stores and fewer customers in our by-mail business.

•	Gross profit decreased $400 million, or 18%, from $2.2 billion to $1.8 billion, primarily due to the reasons noted above for the decline in revenues.

•

Operating expenses decreased $630 million, or 25.0%, from $2.5 billion to $1.9 million, primarily due to a lower goodwill and other long-lived assets impairment in 2010, ($19.6 million impairment in 2010, as compared with a $369.2 million impairment in 2009) and reduced general and administrative expenses driven by store closures, headcount and other cost reduction activities.

•	Net loss decreased $295 million, from $560 million to $265 million, primarily due to the items noted above, as well as the following:

•

a $17 million decline in interest expense, due mainly to $32 million of contractual interest expense that the Company did not record on pre-petition debt from the Petition Date through January 2, 2011, in accordance with bankruptcy accounting standards;

•	a $30 million loss on extinguishment of debt in 2009, as compared with no extinguishment in 2010; and

•	an $18 million improvement in loss from discontinued operations, net of tax, related to the disposal of our operations in Argentina and Ireland.

The financial results and financial position for fiscal 2010 described above are unaudited and subject to change based on the completion of the preparation of the 10-K.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may also be included from time to time in our other public filings, press releases, our website and oral and written presentations by management. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “predicts,” “targets,” “seeks,” “could,” “intends,” “foresees” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our strategies, initiatives, objectives, plans or goals are forward-looking.

These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. The risk factors set forth under “Item 1A. Risk Factors” in our Annual Reports on Form 10-K and other matters discussed from time to time in our filings with the Securities and Exchange Commission, including the “Disclosure Regarding Forward-Looking Information” and “Risk Factors” sections of our Quarterly Reports on Form 10-Q, among others, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements. In that event, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors in our securities could lose part or all of their investments. Accordingly, our investors are cautioned not to place undue reliance on these forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.

Further, the forward-looking statements included in this Form 12b-25 and those included from time to time in our other public filings, press releases, our website and oral and written presentations by management are only made as of the respective dates thereof. We undertake no obligation to update publicly any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

Blockbuster Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 4, 2011	By	/s/ Bruce Lewis
Bruce Lewis
Senior Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.